UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 18, 2011



United Fire & Casualty Company
(Exact name of registrant as specified in its charter)

Iowa	001-34257	42-0644327
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

_____
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This current report on Form 8-K/A (this "Amendment") amends a current report filed by United Fire & Casualty Company ("United Fire") on Form 8-K/A on August 19, 2011 (the "August 19th 8-K/A"). This Amendment is filed to correct the meeting date of United Fire's Board of Directors and the signature date on the August 19th 8-K/A.

The August 19th 8-K/A amended the current report on Form 8-K, filed May 19, 2011 (the "Original Filing"), in which United Fire reported voting results for its Annual Meeting of Stockholders held on May 18, 2011 (the "2011 Annual Meeting"), including the voting results for both United Fire's non-binding stockholder advisory vote on the compensation of its named executive officers (the "Say-on-Pay Vote") and United Fire's non-binding stockholder advisory vote regarding the frequency of future Say-on-Pay Votes (the "Frequency Vote"). Except for the foregoing, this Amendment does not modify or update any other disclosure contained in the Original Filing.

Item 5.07 Submission of Matters to a Vote of Security Holders.
As previously reported in the Original Filing, more than a majority of shares voting at the 2011 Annual Meeting voted, on a non-binding advisory basis, in favor of an annual frequency for future Say-on-Pay Votes. On August 19, 2011, United Fire's Board of Directors determined that future Say-on-Pay Votes will be held on an annual basis until the next Frequency Vote is conducted which shall occur no later than United Fire's 2017 Annual Meeting.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire & Casualty Company
(Registrant)

Date: August 22, 2011

/s/ Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer